Via Facsimile and U.S. Mail
Mail Stop 6010

August 30, 2006

Phillip K. Yachmetz
Senior Vice President – Corporate Strategy
& General Counsel
Savient Pharmaceuticals, Inc
One Tower Center, 14th Floor
East Brunswick, New Jersey 08816

Re: Savient Pharmaceuticals, Inc.
Form 10-K for Fiscal Year Ended December 31, 2004
Filed March 31, 2005
Form 10-K - Amendment 2 for Fiscal Year Ended December 31, 2004
Filed January 19, 2006
Form 10-Q for the quarter ended March 31, 2005
Filed May 10, 2005
Form 10-Q – Amendment 1 for the quarter ended March 31, 2005
Filed January 25, 2006
File No. 000-15313

Dear Mr. Yachmetz:

        We have completed our review of the above Forms 10-K and 10-Q and have no further comments at this time.

                                                                Sincerely,

                                                                Jim Atkinson
                                                                Accounting Branch Chief